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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K


                            ANNUAL REPORT PURSUANT TO
                         SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                     For the Fiscal Year Ended June 30, 2000


                         Commission File Number 0-18927




                         TANDY BRANDS ACCESSORIES, INC.
                            EMPLOYEES INVESTMENT PLAN

                              (full title of Plan)



                          TANDY BRANDS ACCESSORIES, INC.
                         690 East Lamar Blvd., Suite 200
                             Arlington, Texas 76011

         (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)



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                                    CONTENTS


                                                                                  Page
                                                                                  ----
TABLE OF CONTENTS ..............................................................  1

REPORT OF INDEPENDENT AUDITORS .................................................  4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ................................  5

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS .....................  6

NOTES TO FINANCIAL STATEMENTS ..................................................  7-11

SUPPLEMENTAL SCHEDULES .........................................................  12-14

SIGNATURE PAGE .................................................................  15

CONSENT OF INDEPENDENT ACCOUNTANTS .............................................  16


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                         TANDY BRANDS ACCESSORIES, INC.
                            EMPLOYEES INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999

                         TANDY BRANDS ACCESSORIES, INC.
                            EMPLOYEES INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999


                                TABLE OF CONTENTS

Report of Independent Auditors .................................................................   4

Financial Statements:

     Statements of Net Assets Available for Benefits ...........................................   5

     Statements of Changes in Net Assets Available for Benefits ................................   6

Notes to Financial Statements ..................................................................   7

Supplemental Schedules:

     Form 5500, Schedule H, Line 4i - Schedule of Assets Held
           for Investment Purposes at End of Year ..............................................  13

     Form 5500, Schedule H, Line 4j - Schedule of Reportable Transactions ......................  14




NOTE: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has not been included in the financial statements or notes thereto.


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
                           [WHITLEY PENN LETTERHEAD]


                         REPORT OF INDEPENDENT AUDITORS


To the Administrative Committee and Participants of
Tandy Brands Accessories, Inc. Employees Investment Plan


We have audited the accompanying statements of net assets available for benefits of Tandy Brands Accessories Inc. Employees Investment Plan (the "Plan") as of June 30, 2000 and 1999 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of June 30, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ WHITLEY PENN

Fort Worth, Texas
March 1, 2001


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                         TANDY BRANDS ACCESSORIES, INC.

                            EMPLOYEE INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                JUNE 30,
                                                          2000           1999
                                                      ------------   ------------
ASSETS
Investments, at fair value:
   Tandy Brands Accessories, Inc. common stock        $  7,345,753   $ 16,396,468
   The Bombay Company, Inc. common stock                        --            592
                                                      ------------   ------------
                                                         7,345,753     16,397,060

Receivables:
   Employee contributions                                   39,186         31,903
   Employer contributions                                  201,918        154,413
                                                      ------------   ------------
                                                           241,104        186,316

Cash and cash equivalents                                      172            724
                                                      ------------   ------------

Total assets                                             7,587,029     16,584,100


LIABILITIES
Accounts payable - Merrill Lynch Trust Company              26,615             --
Excess contributions payable                               296,936        205,894
Line of credit                                                  --      1,367,898
                                                      ------------   ------------
                                                           323,551      1,573,792
                                                      ------------   ------------


Net assets available for benefits                     $  7,263,478   $ 15,010,308
                                                      ============   ============


See accompanying notes.

                                       5
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                         TANDY BRANDS ACCESSORIES, INC.

                            EMPLOYEE INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                   YEAR ENDED JUNE 30,
                                                                  2000            1999
                                                              ------------    ------------
ADDITIONS TO NET ASSETS:
   Investment income:
     Net realized and unrealized losses on investments        $ (8,744,667)   $ (1,552,936)
     Interest and dividends                                          2,493           6,433
                                                              ------------    ------------
                                                                (8,742,174)     (1,546,503)

Contributions:
   Employee contributions                                          565,764         482,529
   Employer contributions                                        1,008,494         723,516
                                                              ------------    ------------
                                                                 1,574,258       1,206,045
                                                              ------------    ------------
Total deductions from net assets                                (7,167,916)       (340,458)

DEDUCTIONS FROM NET ASSETS:
   Benefit distributions                                           237,815       1,354,232
   Interest expense                                                 44,163         102,398
   Administrative expenses                                              --          (1,310)
   Contribution refunds                                            296,936         205,894
                                                              ------------    ------------

Total deductions to net assets                                     578,914       1,661,214
                                                              ------------    ------------

Net decrease                                                    (7,746,830)     (2,001,672)

Net assets available for benefits, beginning of year            15,010,308      17,011,980
                                                              ------------    ------------

Net assets available for benefits, end of year                $  7,263,478    $ 15,010,308
                                                              ============    ============


See accompanying notes

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


            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 2000



A.   DESCRIPTION OF PLAN

The following description of the Tandy Brands Accessories Inc. Employees Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

Tandy Brands Accessories, Inc. (the "Company") established the Plan effective as of January 1, 1991. The Plan is a defined contribution plan covering employees of the Company who have completed two years of service, of not less than 1,000 hours per year. The Plan is subject to Titles I and II of the Employees Retirement Income Security Act of 1974 (ERISA) relating to the protection of employee benefit rights and amendments to the Internal Revenue Code, respectively, but is not subject to Title IV, relating to plan termination insurance coverage, such insurance will not be extended to participants in the Plan in the future.

CONTRIBUTIONS

A participant contributes to the Plan 5% of their qualifying compensation and, for participants who are employed on the last day of the calendar quarter, such contribution is matched by a quarterly Company contribution equal to 7 1/2% of the participants' qualifying compensation for the applicable quarter.

A participant is not subject to federal income tax on Company contributions to the Plan, or other accumulations, until he makes a withdrawal from the Plan.

PARTICIPANT ACCOUNTS

Effective April 1, 1999, the Plan converted from unit accounting to share accounting for the participant's accounts, further discussed in Note J. Each participant's account is credited with the participant's contribution monthly and the Company's contribution for each calendar quarter. The valuation date for participant contributions is the day the contribution is received or the following day. For each calendar quarter the Company's contribution will be allocated as of the last day of the quarter.

VESTING

Participants are immediately vested (at all times) in all contributions plus actual earnings thereon.


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            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



A.   DESCRIPTION OF PLAN - CONTINUED

PAYMENT OF BENEFITS

On termination of service due to death or retirement, or in instances of disability, financial hardship or attainment of age 59 1/2, a participant may elect to receive (a) lump-sum payment in cash, (b) monthly installments over any designated period of years, not to exceed ten years, or (c) a combination of lump-sum payment in cash and Company stock.


B.   SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared using the accrual method of accounting.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments, primarily stock of the Company, are stated at fair value. The Company stock is valued at its quoted market price. This investment is subject to market or credit risks customarily associated with equity investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

PAYMENT OF BENEFITS

Benefits are recorded when paid.


C.   TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 28, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


                                       8
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            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



D.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

E.   ADMINISTRATION OF PLAN ASSETS

The Plan's assets consist principally of Tandy Brands Accessories, Inc. common shares held by the trustee of the Plan.

Contributions are held and managed by the trustee, which invests cash received, interest income and makes distributions to participants.

Certain administrative functions are performed by officers and employees of the Company with no compensation from the Plan. Administrative expenses related to the Plan are paid directly by the Company and are not reflected in the accompanying financial statements.

F.   INVESTMENTS

The Plan's investments are held by a brokerage-administered trust. During the years ended June 30, 2000 and 1999, the Plan's investments (including investments bought, sold, as well as held during the year) had realized and unrealized gains and (losses) of $(8,744,667) and $(l,552,936) respectively, as follows:


                                           NET REALIZED AND
                                           UNREALIZED GAINS
                                             AND (LOSSES)    FAIR VALUE AT
                                             DURING YEAR      END OF YEAR
                                           ----------------  -------------
Year Ended June 30, 2000:
   Fair value as determined by quoted
   market price:
     Common stock:
       Tandy Brands Accessories, Inc.        $ (8,744,536)   $  7,345,753
       The Bombay Company, Inc.                      (131)             --
                                             ------------    ------------
                                             $ (8,744,667)   $  7,345,753
                                             ============    ============

Year Ended June 30, 1999:
   Fair value as determined by quoted
   market price:
     Common stock:
       Tandy Brands Accessories, Inc.        $ (1,553,153)   $ 16,396,468
       The Bombay Company, Inc.                       217             592
                                             ------------    ------------
                                             $ (1,552,936)   $ 16,397,060
                                             ============    ============



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            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



F.   INVESTMENTS - CONTINUED

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                               2000             1999
                                                            -----------     ------------
       Tandy Brands Accessories, Inc. Common Stock
         (932,794 and 957,458 shares, respectively)         $ 7,345,753     $ 16,396,468

G.   BENEFITS PAYABLE

No amount was included in net assets available for benefits at June 30, 2000 for participants who had elected to withdraw from the Plan but had not been paid. As of June 30, 1999, $326,705 was included in net assets available for benefits for participants who have elected to withdraw from the Plan but had not been paid.

H.   LINE OF CREDIT

On February 13, 1998, the Plan entered into a revolving line of credit agreement with NationsBank of Texas, N.A. (the "Bank") in the amount of $1,500,000, or such lesser aggregate amount of advances. The line of credit bears interest at the lesser of (a) the sum of the eurodollar rate for the applicable interest period, plus three quarter percent (.75%) or (b) the highest nonusurious rate of interest permitted by applicable law on such day. Interest payments are due monthly. On August 13, 1998, the Plan amended their revolving line of credit to increase the available amount to $2,500,000. The unpaid principal amount and all accrued-but-unpaid interest thereon, was due and payable on February 12, 2000.

As security for the payment and performance of the line of credit, the Plan has pledged and granted a security interest in and to three hundred fifty-seven thousand one hundred forty-three (357,143) shares of common stock of Tandy Brands Accessories, Inc. When the line of credit has been paid and performed in full and all commitments to lend under the agreement have terminated, the pledge agreement shall terminate and be of no further force or effect.

On September 10, 1999, the Plan reduced their revolving line of credit from $2,500,000 to $1,500,000. The Plan paid off the revolving line of credit on June 16, 2000, which in turn released all the shares of common stock of Tandy Brands Accessories, Inc. which had previously been pledged.

I.   CONTRIBUTION REFUNDS

For the years ended June 30, 2000 and 1999, the excess contribution refunds were $296,936 and $205,894, respectively. The plan's sponsor paid all taxes related to these refunds.



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            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



J.   Plan Amendments

2000:

On February 3, 2000, the Plan's sponsor approved amendments to the Plan effective July 1, 2000. Morgan Stanley Dean Witter will replace Merrill Lynch as trustee and the 401(k) feature will be activated with increased investment options available to the participants.

1999:

On February 4, 1999, the Plan's sponsor approved several Plan amendments effective April 1, 1999. The more significant provisions approved include the adoption of a 401(k) feature to allow participant salary deferrals with multiple investment options; removal of Frost National Bank as trustee and appointment of Merrill Lynch as successor trustee; and the removal of Deloitte & Touche as the Plan's recordkeeper and the appointment of Benefit Management Pro Systems, Inc. as the Plan's successor recordkeeper.

As a part of the amendment, the valuation of accounts will no longer be expressed in units, but will be converted into shares of Tandy Brands Accessories, Inc. common stock. As of June 30, 1999, participant accounts will be expressed in actual number of shares of Tandy Brands stock plus the value of any cash or other investments. This will enable the accounts to be valued on a daily basis instead of quarterly, as it has been done in the past. This new feature also allows terminating participants the freedom to request withdrawals from the plan on a daily basis instead of waiting to the end of the calendar quarter to withdraw account balances.

                                  SUPPLEMENTAL
                                   SCHEDULES



                                       12
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             TANDY BRANDS ACCESSORIES, INC. EMPLOYEE INVESTMENT PLAN
      FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT
                             PURPOSES AT END OF YEAR
                               AS OF JUNE 30, 2000


EIN:    75-2349915
PLAN:   001

                                 DESCRIPTION                  NUMBER                           CURRENT
IDENTITY OF ISSUE               OF INVESTMENTS               OF SHARES         (d) COST         VALUE
-----------------      --------------------------------      ---------       -----------     -----------
Tandy Brands           Tandy Brands Accessories, Inc.
 Accessories, Inc.*       Common Stock Non-Participant
                          Directed                             932,794       $ 7,324,387     $ 7,345,753
                                                                                             -----------

                                                                                             $ 7,345,753
                                                                                             ===========


* Indicates a party-in-interest to the Plan.


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             TANDY BRANDS ACCESSORIES, INC. EMPLOYEE INVESTMENT PLAN
      FORM 5500, SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                            YEAR ENDED JUNE 30, 2000


EIN:    75-2349915
PLAN:   001

                                                                                                   (h) CURRENT
                                                                                                    VALUE OF
                                                                                                    ASSET ON        (i) NET
(a) IDENTITY OF                                  (c) PURCHASE                        (g) COST OF   TRANSACTION      GAIN OR
PARTY INVOLVED     (b) DESCRIPTION OF ASSET          PRICE       (d) SELLING PRICE       ASSET         DATE          (LOSS)
---------------    ------------------------      ------------    -----------------   -----------   -----------      -------
Category (iii) - Series of securities transactions in excess of 5% of Plan assets

*MLTC     CMA Money Fund                         $  1,520,986    $       1,521,032   $        --   $        --      $    --

There was no category (i), (ii) or (iv) reportable transactions during the year ended June 30, 2000.

*Indicates a party-in-interest to the Plan

Columns (e) and (f) are not applicable.



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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      TANDY BRANDS ACCESSORIES, INC.
                                      STOCK PURCHASE PLAN



                                      /s/ J.S.B. JENKINS
                                      ------------------------------------
                                      J.S.B. Jenkins
                                      Administrative Committee Member



Date: March 31, 2001



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